Exhibit 10.10

Amendment and Restatement of the Executive Bonus Plan

Executive Bonus Plan
Double-Take Software, Inc.

Plan Goals: To motivate executive management to achieve the financial objectives of the company.

Plan Participants: Executive Management.

Targets:  Quarterly and Annual Operating Profit and Quarterly and Annual Net Revenue, as contained in Appendix I.

Bonus Distribution: The “total bonus” is distributed into five (5) equal “sub bonuses;” one for each quarter’s performance and one for the year-end performance. Sub bonuses are further divided equally and based on achievement of operating profit and revenue objectives.  Thus 10% of the total bonus is targeted at each quarter’s operating profit, each quarter’s revenue, the year-end operating profit, and the year-end revenue.

Recoup: Missed bonuses cannot be recouped.

Achievement: 100% of the sub-bonus is paid at achievement of 100% of each target.

Over Achievement: Sub-bonus payments for achieving quarterly and annual revenue targets will be increased proportionately by the amount each target is exceeded subject to a cap of 20% above the revenue target bonus.  Sub-bonus payments for exceeding quarterly and annual revenue targets by more than 20% will be increased proportionately by the amount each target is exceeded, but only to the extent that the operating profit target for the period in which the bonus is being paid has been exceeded by a proportionate amount or greater. (By way of illustration, for a revenue sub bonus to be paid at 135% of target in Q1, operating profit would have to exceed its target for that quarter by 135% or more.).  Sub-bonus payments for achieving operating profit targets will be increased proportionately by the amount each target is exceeded subject to a cap of 20% above the operating profit target sub-bonus.

Under Achievement: 60% of the sub-bonus is paid at achievement of 92.5% of each target.
Bonuses are increased proportionately between 92.5% and 100% (that is, each percentage point increase between 92.5% and 100% achievement increases the bonus payment by 5.33%)

Bonus Override: In the event that substantially all the assets or stock of the Company is acquired during the bonus year, the revenue and profit objectives for the quarter in which the transaction takes place and the year-end will be deemed to have been made.

Payment: Payment of bonuses is due within 45 days of the quarter or year-end. Payment will be in cash, net of withholdings.

Termination: No bonus is due if the executive leaves the company prior to the quarter end, for voluntary or involuntary reasons. All earned bonuses are due for previous quarter performance should the executive leave prior to receipt of payment.

Product Definition: This plan has been structured under the assumptions that the corporation would sell and support services and products offered at the time of the approval of the company operating plan.  The Compensation Committee may readjust the plan, should product offerings change.

Change Provision: This plan is subject to change at any time for any reason deemed appropriate by the Compensation Committee.  Mergers, acquisitions, licensing, new product development and other factors may contribute to plan adjustments.